P.E. 1/23/02

02011428

CONFORMED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

1-10110

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JANUARY 23, 2002

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of Registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of incorporation)
Plaza de San Nicolás 4
48005 Bilbao, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Press release, dated January 22, 2002, entitled *"BBVA incorporates Eduardo Arbizu as the new General Manager of Legal Matters"*	3

BBVA

Press Release

22 January 2002

BBVA INCORPORATES EDUARDO ARBIZU AS THE NEW GENERAL MANAGER OF LEGAL MATTERS

- Arbizu, the former responsible for Retail Banking for Europe in Barclays, substitutes Mario Fernández

The Chairman of BBVA, Francisco González, will propose to the BBVA Board of Directors the appointment of Eduardo Arbizu Lostao as the new General Manager of Legal Matters of the Bank and member of the Executive Committee, in substitution of Mario Fernández.

The incorporation of Eduardo Arbizu, Treasury Counsel that has developed executive tasks in Grupo Barclays for the last ten years, completes the re-structuring of the first level of the BBVA Senior Management started last December.

Mario Fernández, who had been the General Manager of Legal Matters of the Bank in the last years, had announced in December his intention of leaving the position.

BBVA strengths the renewal of its Senior Management, incorporating a professional of high prestige in the European financial branch, as well as insists in being provided with the best human capital.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: January 23, 2002

By: /s/ Miren Josune Basabe Puntox
Name: Miren Josune Basabe Puntox
Title: Authorized Representative of
Banco Bilbao Vizcaya Argentaria, S.A.